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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-18F-1
                 Notification of Election Pursuant to Rule 18f-1
                    under the Investment Company Act of 1940

                               RYDEX DYNAMIC FUNDS

                            NOTIFICATION OF ELECTION

          The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits a withdrawal of this Notification of Election.

                                   SIGNATURES
                                   ----------

          Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Rockville in the State of Maryland on the 11th day of January, 2000.

                                   Signature:

                                   RYDEX DYNAMIC FUNDS

                                          By:    /s/Albert P. Viragh
                                                 -------------------
                                                 Albert P. Viragh
                                                 President


Attest: /s/Carl Verboncoeur
        -------------------
        Carl Verboncoeur
        Vice President